(SONOSITE, INC. LETTERHEAD)

November 17, 2008

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission, Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

RE:	SonoSite, Inc. File No. 000-23791

Dear Mr. Vaughn:

This letter responds to your comments regarding SonoSite’s recent 1934 Act filing communicated to us in your letter dated October 22, 2008. We appreciate the SEC’s assistance in our compliance with the applicable disclosure requirements and insights to enhance the overall disclosure in our filing. Following are our responses to the specific comments raised in your letter.

Form 10-K as of December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

In your future filings, please expand your “Overview” section on page 31 to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Response: Thank you, your comments are duly noted. In future filings, we will ensure our “Overview” section is consistent with guidance provided by Interpretive Release No. 33-8350.

Critical Accounting Policies and Estimates, page 32

Convertible debt and hedge transaction, page 35

2.

We note your disclosures that in your judgment the conversion option on your senior convertible notes met the criteria to preclude recognition as a debt discount and that you recorded the call option and warrant transactions as equity instruments since in your judgment they met existing criteria. Please tell us and revise future filings to discuss what criteria the conversion option, the call option and warrant transactions met to preclude classification as assets or liabilities. Cite the applicable accounting literature in your response.

Response:  We evaluated our senior convertible notes using the “Working Draft of AICPA Technical Practice Aid” prepared by the Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force.  In doing so we considered whether the conversion option on our senior convertible notes met the criteria to preclude recognition as a debt discount in accordance with APB 14, SFAS 133, EITF 01-6 and EITF 00-19.

First we concluded that the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract (SFAS 133 paragraph 12(a)). Also, we determined the host contract would not be remeasured at fair value with changes reported in earnings (SFAS 133 12(b)). Then we concluded that the conversion option if it were a separate instrument would meet the characteristics of a derivative instrument (SFAS 133 paragraphs 6-9).

Since the conversion option spread is solely indexed to our stock (EITF 01-6); will be paid entirely in our stock (EITF 00-19); and is not considered a conventional instrument due to the existence of a “make whole” premium (EITF 00-19), we evaluated whether the conversion feature would be bifurcated in accordance with paragraphs 12-32 of EITF 00-19.  All the conditions in paragraphs 12-32 of EITF 00-19 for equity classification were met. We therefore concluded the conversion feature should be equity classified and not recorded as a standalone derivative, and thus the conversion feature was exempt from bifurcation under SFAS 133 paragraph 11(a).

As a result, we recorded our senior notes and conversion option as a single instrument with no debt discount.

We evaluated our call options and warrants using the “Working Draft of AICPA Technical Practice Aid” prepared by the Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments Task Force.  In doing so we considered whether the call options and warrant are within the scope of SFAS 150. Also, we gave consideration to whether these transactions were part of an integrated transaction.

We do not consider the call options and warrant transactions to be integrated with our senior convertible notes. Neither the call options nor warrant transaction were required with issuance of our notes. These were separate transactions entered into with counterparties different than the note holders. Additionally, the call options and warrant transaction were effective for those convertible notes issued in the initial issuance but not the over-allotment issuance.

We concluded the instruments are not within the scope of SFAS 150 as the instruments are not in the form of shares that are mandatorily redeemable nor do the instruments embody an obligation for the company to repurchase its own equity shares by transferring assets.

Additionally, the purchased call and the warrant are not within the scope of paragraph 12 SFAS 150 as the monetary value of any obligation related to the instruments is not based solely or predominantly on any of the following:

1.	A fixed monetary amount known at inception: the warrant settlement is not based on a fixed monetary amount.
2.	Variations in something other than the fair value of the issuer’s shares: the ultimate settlement amount is determined directly based on the fair value of the company’s shares when exercised.
3.

Variations inversely related to the changes in the fair value of the issuer’s equity shares: this is not applicable, as the settlement value is directly, not inversely, related to the fair value of the shares.

Since we concluded that neither instrument falls within the scope of SFAS 150, the evaluation of these instruments was made under EITF 00-19, paragraphs 12-32 in order to determine whether they qualify for equity classification.

Given that the call option is only net-share settleable, it should be classified as equity per paragraph 9 of EITF 00-19. Most of the requirements in paragraphs 12-32 of EITF 00-19 are not applicable to the acquisition of an issuer’s stock and the counterparty does not have rights that rank senior to those of a common shareholder, which is consistent with equity classification. The warrant, also only net-share settleable, should be equity classified as the criteria in paragraphs 12-32 of EITF 00-19 have been met.

We will revise future filings to discuss what criteria the conversion option, the call option, and warrant transactions met to preclude classification as assets or liabilities.

Contractual obligations, page 39

3.

Please revise the contractual obligations table and related disclosure in future filings to include all of the items required by Item 303(a)(5) of Regulation S-K. In this regard, we do not see where you have included disclosure of the convertible senior notes discussed in Note 9 to the consolidated financial statements or the contingent purchase consideration discussed in Note 5 of the consolidated financial statements. Additionally, include a discussion of the related interest expense if material. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance and Item 303(a)(5) of Regulation S-K for guidance.

Response: Please see below for our revised contractual obligations table. In future filings and in accordance with Section IV.A and footnote 46 to the Commission’s MD&A Guidance and Item 303(a)(5) of Regulation S-K, we will include a table similar to below.

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Lease Obligations	$16,144	$3,320	$5,515	$4,606	$2,703
Long-Term Debt Obligations*	280,173	8,434	16,868	16,868	238,003
Other Long-Term Obligations**	10,000	646	3,916	3,884	1,554

Total Contractual Obligations	$306,317	$12,400	$26,299	$25,358	$242,260

*Includes interest of 3.75% on convertible senior notes
** Contingent purchase consideration for the acquisition of LumenVu Inc. The consideration is contingent upon achieving milestones related to the technology acquired from LumenVu.

Item 8. Financial Statements and Supplementary Data, page 42

Note 6. Acquisitions, page 61

4.

We note that in connection with your acquisition of LumenVu, you allocated $11.8 million to an intangible technology asset. We further note that you will amortize this asset over ten years commencing with sales of products incorporating this technology and that you expect to introduce products incorporating this technology in early 2009. Please address the following:

•	Tell us and revise future filings to explain in greater detail the nature of the technology that you acquired and how you intend to use that technology to increase future sales.
•	Tell us how you considered paragraphs 39 and 42 of SFAS 141 in recording the intangible asset.

Response: We acquired technology that is a real-time bedside catheter tip visualization system that can be used to improve accuracy of catheter placements. This technology eliminates guesswork by the clinician in ‘blind’ placements. It couples near infrared light with standard catheter technology, utilizing an optical waveguide that is combined with a guidewire and aligned with the tip of a conventional catheter. A laser diode is used to send near infrared light down the waveguide, lighting up the tip. As the catheter is positioned, a specialized camera captures light from the tip of the guidewire and images are projected real-time onto a monitor positioned by the patient’s bedside. The technology was exclusively licensed to LumenVu by a leading academic research institution. We intend to integrate this technology into our commercial products in 2009.

Our purchase of LumenVu was treated as an acquisition of a group of assets in accordance with guidance in EITF 98-3. We evaluated the inputs, processes, and outputs of the business to determine the appropriate treatment of the acquisition. Based on our analysis, LumenVu did not have substantially all the input, processes and output; we therefore concluded that the transaction should be treated as an acquisition of a group of assets. General concepts related to the initial measurement of assets acquired in exchange transactions, including intangible assets, are provided in paragraphs 5—7 and 39 of Statement 141. The cost of a group of assets acquired in a transaction other than a business combination shall be allocated to the individual assets acquired based on their relative fair values and shall not give rise to goodwill.

Although the transaction was not within the scope of SFAS 141, we also considered whether the acquired assets should be considered in-process research and development (IPR&D), similar to the guidance in SFAS 141, par. 42, using the AICPA IPR&D Practice Guide. That literature requires that amounts assigned to tangible and intangible assets to be used in research and development projects that have no alternate future use be charged to expense at the acquisition date. Following were key components that we considered:

•	Control and Economic Benefit -- We have an exclusive license for the acquired technologies.
•	Measurability -- Because the product will be introduced to existing, mature markets, we believed the fair value could be reasonably estimated.
•

Specific IPR&D Projects -- At the acquisition date, there was a working prototype of the product and work remained to transition the existing prototypes to a commercial product. We did not believe the remaining research and development costs were more than de minimis nor did we believe that significant risks remain in commercializing this technology in a product. We believed this was a complete product for which the underlying intellectual property rights should be assigned a value upon acquisition.

•	Alternative Future Use -- We have the option to sell back to the former LumenVu shareholders at agreed amounts either before or after FDA approval.

In future filings, we will explain in greater detail the nature of the technology we acquired and how we intend to use that technology to increase future sales.

Note 15: Segment reporting, page 72

5.

We note your disclosures of long-lived assets by geographic location, which appears to include goodwill, intangible assets and other assets. Please revise this disclosure in future filings to present only tangible assets. Refer to Question 22 in the FASB Staff Implementation Guide to Statement 131.

Response: Please see our revised disclosure, which will be in accordance with Question 22 of the FASB Staff Implementation Guide to Statement 131 in future filings.

	2007	2006

United States	$16,848	$10,534
International	2,806	1,905

Total long-lived assets	$19,654	$12,439

Item 11. Executive Compensation, page 75

6.

We note from your disclosure that you have incorporated by reference from your proxy statement that your named executive officers’ compensation elements are targeted at the 50th percentile of your market data for base salaries, the 75th percentile for total cash compensation when taking into account short-term incentive compensation, and at the 50th percentile for equity awards and grants. Given that you target the elements of your compensation packages, please discuss and analyze in your applicable future filings how each element of compensation you provided to the named executive officers relates to the market data from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Response: Thank you, your comments are duly noted. We will provide the required disclosure in future filings.

Short-term Incentive Compensation

7.

We note from your discussion on page 14 of the proxy statement that you have incorporated by reference that you do not disclose the targets in order for your named executive officers to receive their bonuses. In future filings, please provide such disclosure as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: Thank you, your comments are duly noted. We will provide the required disclosure in future filings.

SonoSite acknowledges that:

•	SonoSite is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	SonoSite may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (425) 951-1224 or Scott Dickson, our Corporate Controller at (425) 951-6919.

Sincerely,

/s/ Michael J. Schuh

Michael J. Schuh
Senior Vice President, Chief Financial Officer and Treasurer